__________________________________

     SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.  20549

                               FORM 11-K

                             ANNUAL REPORT
                    PURSUANT TO SECTION 15(d) OF THE
                    SECURITIES EXCHANGE ACT OF 1934

                   __________________________________

              For the fiscal year ended December 31, 1995

                       THE MONTANA POWER COMPANY
           DEFERRED SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                       THE MONTANA POWER COMPANY
                            40 EAST BROADWAY
                            BUTTE, MT  59701
Item 1. Changes in the Plan

The Montana Power Company Deferred Savings Plan was amended and restated in 1989 as The Montana Power Company Deferred Savings and Employee Stock Ownership Plan to reflect the merger of The Montana Power Company Deferred Savings Plan and that portion of the Employee Stock Ownership Plan of The Montana Power Company and Subsidiaries attributable to employees of The Montana Power Company. Management applied for, and received a favorable determination letter in 1994.

Item 2. Changes in Investment Policy

No changes have been made to the Plan's investment policy in 1995.

Item       3.       Contributions      to      the      Leveraged
Employee Stock Ownership Plan Fund

The  Montana Power Company contributed $3,648,142 in 1995 to  the
Plan's Leveraged ESOP Fund.

Item 4. Participating Employees

There  were  2,541  employees and retirees participating  in  The
Montana  Power  Company  Deferred  Savings  and  Employee   Stock
Ownership Plan at December 31, 1995.

Item 5. Administration of the Plan

The Plan is administered by the seven-member Retirement Plan Committee (Committee) appointed by, and serving at the pleasure of, the Board of Directors of The Montana Power Company. No compensation was paid to the members of the Committee by the Plan. The members of the Committee, each of whose address is c/o The Montana Power Company, 40 East Broadway, Butte, Montana 59701, are as follows:

                                    Positions or Offices Held
With
                                      The Montana Power Company
                                         and Its Subsidiaries


Jerrold P. Pederson                Administrator  Vice President -
Chief Financial
                                  Officer

Richard F. Cromer  Member       President and Chief Operating
Officer,
                                         Continental Energy
                                  Services, Inc.

Robert P. Gannon                       Member    President and
                                  Chief Operating Officer,
                                  Utility Division

John S. Miller     Member       Controller, Utility Division

Arthur K. Neill    Member       Executive Vice President -
Utility
                                  Services, Utility Division

James J. Murphy    Member       President, Entech, Inc.

Ellen M. Senechal  Member       Vice President and Treasurer,
                                  Entech, Inc.

                               -1-
Certain members of the Committee are also directors or officers of certain subsidiaries of The Montana Power Company.

Item 6. Custodian of Investments

The Northern Trust Company, Fifty South LaSalle Street, Chicago, Illinois 60675 is the Trustee of the Plan. Ark Capital Management Company, Inc., manages one hundred percent of the Bond Fund and approximately fifty percent of the Stock Fund. INVESCO Capital Management, Inc., manages approximately fifty percent of the Stock Fund. The Trustee and the money managers are responsible for the safekeeping and investment of all contributions made to the Plan. There is no specific coverage by any bond furnished by the Trustee or either money manager in connection with the custody of the security investments or other assets of the Plan. No fees are paid out of the Plan.

Item 7. Reports to Participating Employees

Summary Annual Reports will be made directly to participating employees for the fiscal year 1995 with respect to the operations of the Plan. These reports present the basic financial statements and the employees' rights to additional information. Statements of the status of individual accounts under the Plan have been sent directly to the employees.

Item 8. Investment of Master Trust Funds

(a) The aggregate dollar amounts of brokerage commissions paid by the Master Trust were $102,565, $104,437 and $95,182 for the years 1995, 1994 and 1993, respectively. None of these commissions were paid to any broker which is an affiliated person of the Plan or their investment advisor, principal underwriters or to an affiliated person of any such person.

(b) SEI Evaluation Services provided reports on the performance of the Master Trust investment managers and received fees of $63,152 and $24,065 in 1995 and 1994, respectively.
                               -2-
Item 9. Financial Statements


                       The Montana Power Company
                          Deferred Savings and
                     Employee Stock Ownership Plan


                     Index to Financial Statements

                                                         Page


Report of Independent Accountants                        4

Plan Financial Statements:
   Statement of Net Assets Available for Benefits
     at December 31, 1995 and 1994                   5 through 6

   Statement of Changes in Net Assets Available for
     Benefits for the three years ended December 31, 1995    7
through 9

   Notes to Financial Statements                    10 through 21

Retirement Plan Committee Authorization                  22

Consent of Independent Accountants                       23


Note:   All  other  schedules are omitted because  they  are  not
applicable or the required information is shown in the Plan's financial statements.
                               -3-
                Report of Independent Accountants




To the Participants and Retirement Plan Committee of The Montana Power Company Deferred Savings and
  Employee Stock Ownership Plan


In our opinion, the accompanying statements of net assets available for benefits, with fund information and the related statements of changes in net assets available for benefits, with fund information present fairly, in all material respects, the net assets available for benefits of the The Montana Power Company Deferred Savings and Employee Stock Ownership Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICE WATERHOUSE LLP

Portland, Oregon
March 31, 1996

                               -4-

  THE MONTANA POWER COMPANY DEFERRED SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION


December 31, 1995_________________________________

                                      Company Stock Fund
                                    Allocated          Unallocated
                                                    to                 Leveraged
Common                                Fixed
                                    Employees              ESOP             Bond
Fund                                    Stock    Fund              Rate     Fund
 ESOP Fund                            Total
Assets:
 Cash                                        $         0         $   168,116         $  173,324     $
5,835,772                          $ 2,313,319         $         0         $  8,490,531
 Units held in the Master Trust at
   current value (Notes 2 and 3):

      The  Montana  Power Company Stock Fund     54,951,619           20,893,333
75,844,952

          Bond      Fund                                               3,993,534
3,993,534

       Equity  Fund                                                   58,269,594
58,269,594

                         Fixed                     Rate                     Fund
25,717,584                                     25,717,584

              Employee         Stock         Ownership         Plan         Fund
14,445,766                           14,445,766

 Contributions Receivable                        917,519             36,088            1,214,508
473,789                                         2,641,904
    Dividends   and   Interest   Receivable       725,589                586,508
254,931                               1,567,028
                                 Loans                                Receivable
566,455                                     4,369,900                  4,118,200
      9,054,555

         Total     Assets                      55,677,208             22,565,476
4,769,401                                  69,689,774                 32,622,892
14,700,697                          200,025,448

Liabilities:

  Note  Payable  to The Montana Power Company                         24,389,787
                                                         24,389,787
Net    Assets   Available   for   Benefits    $55,677,208           $(1,824,311)
$4,769,401                                $69,689,774                $32,622,892
$14,700,697                        $175,635,661

         The accompanying notes are an integral part of this statement.
                                       -5-

  THE MONTANA POWER COMPANY DEFERRED SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION


December 31, 1994_________________________________

                                       Company Stock Fund
                                    Allocated          Unallocated
                                                    to                 Leveraged
Common                                Fixed
                                             Employees                      ESOP
Bond    Fund                              Stock    Fund             Rate    Fund
ESOP Fund                             Total
Assets:
 Cash                                        $         0         $   423,403         $   74,300     $
2,514,954                          $ 1,127,707         $      2,775        $  4,143,139
 Units held in the Master Trust at
   current value (Notes 2 and 3):

      The  Montana  Power Company Stock Fund     50,670,289           23,535,809
74,206,098

          Bond      Fund                                               3,418,726
3,418,726

       Equity  Fund                                                   42,971,320
42,971,320

                         Fixed                     Rate                     Fund
24,651,326                                     24,651,326

              Employee         Stock         Ownership         Plan         Fund
14,180,811                           14,180,811

 Contributions Receivable                        903,797             39,750              452,315
188,138                                         1,584,000
    Dividends   and   Interest   Receivable       687,327                592,577
246,385                               1,526,289
                                 Loans                                Receivable
418,820                                     3,554,116                  3,660,977
      7,633,913

         Total     Assets                      51,357,616             25,455,586
3,951,596                                  49,492,705                 29,628,148
14,429,971                          174,315,622

Liabilities:

  Note  Payable  to The Montana Power Company                         25,996,842
                                     25,996,842
Net   Assets   Available   for  Benefits    $51,357,616           $    (541,256)
$3,951,596                          $49,492,705          $29,628,148           $
14,429,971                         $148,318,780

         The accompanying notes are an integral part of this statement.
                                       -6-

  THE MONTANA POWER COMPANY DEFERRED SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                                                     Year ended
December 31, 1995____________________________

                                      Company Stock Fund
                                    Allocated          Unallocated
                                        to    Leveraged
Common                                Fixed
                                    Employees             ESOP
Bond Fund                           Stock Fund          Rate Fund
 ESOP Fund                            Total
 Investment Income:
   Dividends, Interest, and Realized
     Gains and Losses              $ 2,802,425         $ 2,381,172         $
424,590                            $  6,220,710        $ 2,804,854         $
1,009,563                          $ 15,643,314
   Net Appreciation (Depreciation) in
     Current Value of Investments     (857,874)           (386,856)
334,280                              10,566,003                     (226,429)           9,429,124

 Contributions:
   Company                                     3,648,142
3,648,142
   Participants                                           398,398
4,680,349                            2,035,539                      7,114,286

 Allocation of Montana Power Company
   Stock to Participants (Note 1)    4,676,877          (4,676,877)
0
               Transfers              from              Other              Funds
353,640                                      2,189,517                 2,051,657
      4,594,814

     Total Additions                 6,621,428             965,581
1,510,908                            23,656,579          6,892,050
783,134                              40,429,680

 Participants' Withdrawals at
 Current Value:
   Cash                                                   192,101
1,651,630                            1,471,374                      3,315,105
   The Montana Power Company Stock   2,301,836
512,408                               2,814,244

 Transfers to Other Funds                                 501,002
1,807,880                            2,425,932                      4,734,814

 Note Payable, Interest
   Payments (Note 5)                                     2,248,636

2,248,636

     Total Deductions                2,301,836           2,248,636
693,103                               3,459,510          3,897,306
512,408                              13,112,799

     Net Increase (Decrease)         4,319,592          (1,283,055)
817,805                              20,197,069          2,994,744
270,726                              27,316,881

 Net Assets Available for Benefits:
   Beginning of Year                51,357,616            (541,256)
3,951,596                           49,492,705          29,628,148
14,429,971                          148,318,780

   End of Year                     $55,677,208         $(1,824,311)
$4,769,401                         $69,689,774         $32,622,892
$14,700,697                        $175,635,661

         The accompanying notes are an integral part of this statement.
                                       -7-

  THE MONTANA POWER COMPANY DEFERRED SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                                                  Year ended
December 31, 1994

                                   Company Stock Fund
                                 Allocated          Unallocated
                                     to    Leveraged
Common                             Fixed
                                 Employees             ESOP
Bond Fund                        Stock Fund          Rate Fund
ESOP Fund                          Total
 Investment Income:
   Dividends, Interest, and Realized
     Gains and Losses           $ 2,393,306         $ 2,500,613         $
54,543                          $ 3,919,597         $ 1,579,810         $
964,128                         $ 11,411,997
   Net Appreciation (Depreciation) in
     Current Value of Investments          (5,489,012)         (2,439,679)          (149,499)
(2,502,455)                                (1,644,124)         (12,224,769)

 Contributions:
   Company                                  3,551,102
3,551,102
   Participants                                        437,404
4,483,731                         1,901,871                      6,823,006

 Allocation of Montana Power Company
   Stock to Participants (Note 1)           4,734,266          (4,734,266)
0

 Transfers from Other Funds
319,929                           1,648,476             805,221
2,091                              2,775,717

     Total Additions              1,638,560          (1,122,230)
662,377                           7,549,349           4,286,902
(677,905)                         12,337,053

 Participants' Withdrawals at
 Current Value:
   Cash                                                 23,070
868,736                             686,237                      1,578,043
   The Montana Power Company Stock            710,590
178,937                              889,527

 Transfers to Other Funds                              523,491
682,843                           1,567,200                      2,773,534

 Note Payable, Interest
   Payments (Note 5)                                  2,388,360
                                   2,388,360

     Total Deductions               710,590           2,388,360
546,561                           1,551,579           2,253,437
178,937                            7,629,464

     Net Increase (Decrease)        927,970          (3,510,590)
115,816                           5,997,770           2,033,465
(856,842)                          4,707,589

 Net Assets Available for Benefits:
   Beginning of Year             50,429,646           2,969,334
3,835,780                        43,494,935          27,594,683
15,286,813                       143,611,191

   End of Year                  $51,357,616         $  (541,256)
$3,951,596                      $49,492,705         $29,628,148
$14,429,971                     $148,318,780

         The accompanying notes are an integral part of this statement.
                                       -8-

  THE MONTANA POWER COMPANY DEFERRED SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                                                  Year ended
December 31, 1993

                                   Company Stock Fund
                                 Allocated          Unallocated
                                     to    Leveraged
Common                             Fixed
                                 Employees             ESOP
Bond Fund                        Stock Fund          Rate Fund
ESOP Fund                          Total
 Investment Income:
   Dividends, Interest, and Realized
     Gains and Losses           $ 2,558,826         $ 2,249,144         $
399,038                         $ 3,659,311         $ 1,558,208         $
931,932                         $ 11,356,459
   Net Appreciation (Depreciation) in
     Current Value of Investments          (1,387,244)         (1,088,641)           (93,523)
919,955                                      (379,061)          (2,028,514)

 Contributions:
   Company                                  3,340,103
3,340,103
   Participants                                        380,280
3,965,542                         2,031,457                      6,377,279

 Allocation of Montana Power Company
   Stock to Participants (Note 1)           3,580,861          (3,580,861)
0

 Transfers from Other Funds          60,735
310,239                           2,086,927             416,009
10,693                             2,884,603

     Total Additions              4,813,178             919,745
996,034                          10,631,735           4,005,674
563,564                           21,929,930

 Participants' Withdrawals at
 Current Value:
   Cash                                                 46,624
1,479,375                         1,346,495                      2,872,494
   The Montana Power Company Stock          2,061,725
223,651                            2,285,376

 Transfers to Other Funds                              390,001
354,827                           1,975,110                      2,719,938

 Note Payable, Interest
   Payments (Note 5)                                  2,546,056
                                   2,546,056

     Total Deductions             2,061,725           2,546,056
436,625                           1,834,202           3,321,605
223,651                           10,423,864

   Net Increase (Decrease)        2,751,453          (1,626,311)
559,409                           8,797,533             684,069
339,913                           11,506,066

 Net Assets Available for Benefits:
   Beginning of Year             47,678,193           4,595,645
3,276,371                        34,697,402          26,910,614
14,946,900                       132,105,125

   End of Year                  $50,429,646         $ 2,969,334
$3,835,780                      $43,494,935         $27,594,683
$15,286,813                     $143,611,191

         The accompanying notes are an integral part of this statement.
                                       -9-
                       THE MONTANA POWER COMPANY
           DEFERRED SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                     NOTES TO FINANCIAL STATEMENTS


NOTE 1 - Description of the Plan:

The Deferred Savings and Employee Stock Ownership Plan (Plan), formerly known as the Deferred Savings Plan, was established by The Montana Power Company to provide a means for regular savings and investment by employees. The Plan is subject to the
provisions   of   the   Employee  Retirement  Income  Security   Act   of   1974
(ERISA).

Amendments
Effective January 1, 1986, the Plan was amended and restated into four separate plans. The Montana Power Company (Company);
Entech, Inc., a Montana Power Company subsidiary; Western Energy Company and Northwestern Resources Co., subsidiaries of Entech, Inc., established their own Deferred Savings Plans. As of January 1, 1986, the assets of the Plan effectively became The
Montana   Power   Company   Deferred   Savings   Master   Trust   (Trust);   see
Note   3.    A   portion  of  the  assets  of  the  Trust  were  then  allocated back to the Plan based on participants' equity at that date as measured by the Plan administrator.

On   June   27,   1989,   the  Board  of  Directors   of   The   Montana   Power
Company authorized the merger of The Montana Power Company and Subsidiaries Employee Stock Ownership Plan (ESOP) into the Plan. Effective June 27, 1989, the Plan was amended and restated as The Montana Power Company Deferred Savings and Employee Stock
Ownership    Plan    to   reflect   a   merger   and   incorporate    provisions
permitting acquisition loans. The assets of the ESOP have been transferred into the Plan and are held in trust under the Plan.

Employee Contributions
Participation in the Deferred Savings portion of the Plan (Savings Plan) is voluntary and an employee becomes eligible to make contributions under the Savings Plan after completing 90 days of service. Participants may contribute from one to six percent of eligible compensation to the Savings Plan based on years of service subject to Internal Revenue Code (IRC) limitations. These contributions are tax deferred under
Section 4O1(k) of the IRC.

In addition to the contributions that are matched by the Company as discussed below, participants, regardless of their years of service, may contribute an additional ten percent of eligible compensation to the Savings Plan. These contributions are not matched by the Company, nor are they tax deferred.

Company Contributions
As    an    incentive   to   thrift,   the   Company   contributes   a   matched
contribution which is determined as follows:

     From 90 days through 10th
       anniversary of employment - 60% of participant's contribution

     From the start of the 11th
      through 20th anniversary of
      employment                 - 65% of participant's
contribution

     After the 20th anniversary of
      employment and beyond      - 70% of participant's
contribution
                              -10-
Montana Power Company Stock is allocated to employees to recognize contributions and dividends in employees' accounts in the same manner as if the Plan had not been leveraged. In addition, appreciation, if any, on the shares released from the Unallocated Leveraged ESOP during the period is also allocated to employees. The allocation to the employees is accomplished through the transfer of 127,992 shares, on an annual basis, from the Unallocated Leveraged ESOP at market price, at the time of transfer, and the purchase of additional shares, in the market, with cash contributions received from the Company. The Trust repays the principal and interest on the debt obligation (Note 5)
by using the dividends on the unallocated shares and cash contributions by the Company.

ESOP Contributions
Contributions to the ESOP Fund by the Company were based upon investment tax credits claimed by the Company based upon its property additions. Contributions to the ESOP Fund by the Company are made to the trustee in the form of common stock of the Company, valued at the average closing prices of the common stock on the 20 consecutive trading days immediately preceding the date upon which the additional investment credit was claimed.
Participants were eligible to make matching contributions in the form of cash or payroll deductions. Effective December 31, 1989,
the   Company   had   fully   utilized   all   of   its   available   investment
tax   credits   and   no   further  contributions  to   the   ESOP   Fund   were
made.

Vesting
Participants   are   immediately   100  percent   vested   in   their   personal
contributions     and     become    100    percent     vested     in     Company
contributions after 90 days of service.

Investment Options
Upon enrollment in the Plan, participants may elect to have their contributions invested in a bond fund, common stock fund, or a fixed rate fund, or any combination thereof. Company contributions are invested in a stock fund consisting of the Company's common stock.

Participants     may    elect    to    change    their    investment     options
quarterly.

Payments of Benefits
Withdrawals   from   the  Bond,  Common  Stock,  and  Fixed   Rate   Funds   are
paid in cash. Withdrawals from the Company Stock and ESOP Funds are paid in shares, with fractional shares and final dividends on withdrawn shares paid in cash. Participants are permitted to borrow money out of their individual accounts.

Financial Statement Preparation
The financial statements of the Plan have been prepared by allocating the Master Trust total assets and investment income based on the Plan's units of participation at December 31 and the yearly average, respectively, in the Master Trust in proportion to the total units of participation at December 31 and the yearly average, respectively, in the Master Trust. The unit represents a right to share in the assets and earnings of the Master Trust.
The number of units held by each Plan is a function of contributions and withdrawals throughout the year.

Plan Administration
Administration of the Plan is performed by a Retirement Plan Committee (Committee) appointed by the Board of Directors of The Montana Power Company. The Northern Trust Company is the Plan's trustee.
                              -11-
Plan Termination
Although it is not expressed any intent to do so, the Company has the right under Employee Retirement Income Security Act (ERISA) to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the trustee would continue to hold, invest and administer the trust funds in accordance with the provisions of
the    trust   agreement   and   make   distributions   from   the   trust    in
accordance     with    the    provisions    of    the    Plan    pursuant     to
instructions   filed   with   the   trustee   by   the   Committee   upon   such
termination.


NOTE 2 - Summary of Accounting Policies:

Basis of Accounting
The    financial   statements   of   the   Plan   are   prepared    under    the
accrual method of accounting.

Valuation of Master Trust Investments
Assets invested in the Company Stock, Bond, Common Stock and ESOP Funds have been recorded at their current value as determined by quoted market prices based on reported closing prices at December 31 on national securities exchanges or other markets, as applicable, and the unrealized appreciation or depreciation has been reflected in the Statement of Changes in Net Assets Available for Benefits, with Fund Information. The investment contracts with various insurance companies are valued at the contract value which represents participants' contributions made under the contracts plus accumulated interest at the contract rate.

Payment of Benefits
Benefits are recorded when paid.

Contributions
Participant    contributions    are    transferred    to    the    trustee    or
accrued   in   the   period   during   which  participant   payroll   deductions
are made.

Plan Expenses
All   expenses   attributable   to   the  administration   of   the   Plan   and
the expenses of the trustee are paid by the Company.

Reclassifications
Certain    reclassifications   have   been   made   to    the    prior    year's
amounts to make them comparable to the 1995 presentation. These changes had no impact on previously reported changes in net assets available for benefits.
                              -12-

Note 3 -  Financial Statements for the Master Trust:

                                               Statement of Net Assets Available for Benefits


December 31, 1995_________________________________

                                      Company Stock Fund
                                    Allocated          Unallocated
                                                     to                Leveraged
Common                                Fixed
                                             Employees                      ESOP
Bond    Fund                              Stock    Fund             Rate    Fund
 ESOP Fund                            Total
Assets:
 Cash                                        $         0         $   229,962         $   216,691    $
6,767,192                          $ 2,773,904         $          0        $  9,987,749
 Investments, at current value:
   The Montana Power Company Stock Fund:
     Allocated Shares - 2,820,125 Shares
              (Cost          -         $55,924,604)                   63,906,963
63,906,963
     Unallocated Shares - 1,183,926 Shares
           (Cost       -       $24,691,458)                           26,786,325
26,786,325

   The Montana Power Company Deferred Savings
    Plan:
        Bond    Fund   (cost   -   $4,731,327)                         4,992,761
4,992,761
            Common       Stock       Fund       (cost       -       $53,287,188)
67,569,721                                               67,569,721
     Fixed Rate Fund (cost approximates
                                    current                               value)
30,837,990                                     30,837,990

   The Montana Power Company Employee Stock
     Ownership Plan (ESOP) Fund -
      750,831 shares
     (cost - $15,025,290)                                                             16,987,070
16,987,070

 Contributions Receivable                      1,198,550              74,312           1,534,642
659,498                                         3,467,002
    Dividends   and   Interest   Receivable       849,687                751,934
300,332                               1,901,953
                                 Loans                                Receivable
744,616                                     5,390,818                  5,584,844
     11,720,278

         Total     Assets                      64,756,650             28,966,771
6,028,380                                  81,262,373                 39,856,236
17,287,402                          238,157,812
Liabilities:

 Note Payable to The Montana Power
          Company                                                     31,268,958

31,268,958

Net  Assets  Available for Benefits  $64,756,650          $(2,302,187)         $
6,028,380                                 $81,262,373                $39,856,236
$17,287,402                        $206,888,854

                                      -13-

Note 3 -                           Financial Statements for the Master Trust:

                                               Statement of Net Assets Available for Benefits


December 31, 1994_________________________________

                                      Company Stock Fund
                                    Allocated          Unallocated
                                                     to                Leveraged
Common                                Fixed
                                             Employees                      ESOP
Bond    Fund                              Stock    Fund             Rate    Fund
 ESOP Fund                            Total
Assets:
 Cash                                        $         0         $   530,802         $   94,722     $
2,911,420                          $ 1,355,039         $    3,270          $  4,895,253
 Investments, at current value:
   The Montana Power Company Stock Fund:
     Allocated Shares - 2,538,795 Shares
              (Cost          -         $49,378,334)                   58,501,936
58,501,936
     Unallocated Shares - 1,311,918 Shares
           (Cost       -       $27,360,805)                           30,174,114
30,174,114

   The Montana Power Company Deferred Savings
    Plan:
        Bond    Fund   (cost   -   $4,503,756)                         4,341,482
4,341,482
            Common       Stock       Fund       (cost       -       $47,523,495)
49,544,814                                               49,544,814
     Fixed Rate Fund (cost approximates
                                    current                               value)
29,520,685                                     29,520,685

   The Montana Power Company Employee Stock
     Ownership Plan (ESOP) Fund -
             726,922         shares         (cost         -         $14,363,196)
16,712,777                           16,712,777

 Contributions Receivable                      1,170,737             69,485              665,262
315,364                                         2,220,848
    Dividends   and   Interest   Receivable       780,496                759,715
290,724                               1,830,935
                                 Loans                                Receivable
581,716                                     4,402,413                  4,892,096
      9,876,225

         Total     Assets                      59,282,432             32,635,368
5,087,405                                  57,523,909                 36,083,184
17,006,771                          207,619,069

Liabilities:

 Note Payable to The Montana Power
          Company                                                     33,329,285
                                     33,329,285

Net   Assets   Available   for  Benefits    $59,282,432           $    (693,917)
$5,087,405                                $57,523,909                $36,083,184
$17,006,771                        $174,289,784

                                      -14-

Note 3 -  Financial Statements for the Master Trust (continued):

                                         Statement of Changes in Net Assets Available for Benefits

                                                                     Year ended
December 31, 1995____________________________

                                       Company Stock Fund
                                    Allocated          Unallocated
                                                     to                Leveraged
Common                                Fixed
                                             Employees                      ESOP
Bond    Fund                              Stock    Fund             Rate    Fund
 ESOP Fund                            Total
 Investment Income:
   Dividends, Interest and Realized
      Gains  and  Losses              $ 3,306,105         $ 3,052,198          $
546,900                             $  7,153,350         $  3,187,082          $
1,188,899                          $ 18,434,534
   Net Appreciation (Depreciation) in
        Current   Value   of   Investments     (1,004,653)             (495,969)
423,707                             12,270,330                      (266,754)          10,926,661

 Contributions:
               Company                                                 4,684,083
4,684,083
           Participants                                                  541,310
5,816,376                            2,747,549                      9,105,235

 Allocation of Montana Power Company
     Stock   to   Participants   (Note  1)      5,965,716            (5,965,716)
0

               Transfers              from              Other              Funds
369,018                                     2,685,793                  2,251,535
      5,306,346

         Total     Additions                    8,267,168              1,274,596
1,880,935                                  27,925,849                  8,186,166
922,145                              48,456,859

 Participants' Withdrawals at Current
    Value:
           Cash                                                          322,428
2,195,139                            1,716,545                      4,234,112
   The Montana Power Company Stock -
               120,738            Shares                               2,792,950
641,514                               3,434,464

    Transfers    to    other    Funds                                    617,532
1,992,246                            2,696,569                      5,306,347

 Note Payable, Interest
       Payments     (Note    5)                                        2,882,866

2,882,866

         Total     Deductions                   2,792,950              2,882,866
939,960                                     4,187,385                  4,413,114
641,514                              15,857,789

        Net    Increase   (Decrease)           5,474,218             (1,608,270)
940,975                                    23,738,464                  3,773,052
280,631                              32,599,070

 Net Assets Available for Benefits:
      Beginning    of   Year                  59,282,432               (693,917)
5,087,405                                  57,523,909                 36,083,184
 17,006,771                         174,289,784

      End    of    Year                       $64,756,650           $(2,302,187)
$6,028,380                                $81,262,373                $39,856,236
$17,287,402                        $206,888,854

                                      -15-

Note  3  -                            Financial Statements for the Master  Trust
(continued):

                                         Statement of Changes in Net Assets Available for Benefits

                                                                 Year ended
December 31, 1994

                                    Company Stock Fund
                                 Allocated          Unallocated
                                                   to                  Leveraged
Common                             Fixed
                                           Employees                        ESOP
Bond     Fund                            Stock    Fund             Rate     Fund
 ESOP Fund                         Total
 Investment Income:
   Dividends, Interest and Realized
      Gains  and  Losses            $ 2,795,736          $  3,205,914          $
68,850                            $  4,537,372          $  1,901,901           $
1,142,849                       $ 13,652,622
   Net Appreciation (Depreciation) in
     Current Value of Investments          (6,411,980)         (3,863,760)           (188,714)
(2,896,871)                                          (1,939,998)         (15,301,323)

 Contributions:
                 Company                                               4,533,101
4,533,101
   Participants                                                   601,441           5,541,885
2,559,412                                              8,702,738

 Allocation of Montana Power Company
     Stock  to  Participants  (Note 1)           5,800,395           (5,800,395)
0

               Transfers              from              Other              Funds
411,720                                    1,898,901                     868,718
2,091                              3,181,430

         Total     Additions                  2,184,151              (1,925,140)
893,297                                    9,081,287                   5,330,031
(795,058)                         14,768,568
 Participants' Withdrawals at Current
   Value:
            Cash                                                          74,882
1,215,218                                                              1,039,745
2,329,845
   The Montana Power Company Stock -
                  51,142              Shares                             967,782
237,229                            1,205,011

 Transfers to other Funds                                         584,666             719,273
1,875,307                             2,091            3,181,337

 Note Payable, Interest
        Payments     (Note     5)                                      3,062,000
                                   3,062,000

          Total     Deductions                   967,782               3,062,000
659,548                                    1,934,491                   2,915,052
239,320                            9,778,193

         Net    Increase    (Decrease)         1,216,369             (4,987,140)
233,749                                    7,146,796                   2,414,979
(1,034,378)                        4,990,375

 Net Assets Available for Benefits:
       Beginning    of    Year                58,066,063               4,293,223
4,853,656                                 50,377,113                  33,668,205
 18,041,149                      169,299,409

    End  of  Year                   $59,282,432          $   (693,917)         $
5,087,405                                $57,523,909                 $36,083,184
$17,006,771                     $174,289,784

                                      -16-

Note  3  -                         Financial  Statements for  the  Master  Trust
(continued):

                                         Statement of Changes in Net Assets Available for Benefits

                                                                 Year ended
December 31, 1993

                                    Company Stock Fund
                                 Allocated          Unallocated
                                                   to                  Leveraged
Common                             Fixed
                                           Employees                        ESOP
Bond     Fund                            Stock    Fund             Rate     Fund
 ESOP Fund                         Total
 Investment Income:
   Dividends, Interest and Realized
      Gains  and  Losses            $ 2,968,806          $  2,883,521          $
505,415                           $  4,213,860          $  1,886,316           $
1,078,560                       $ 13,536,478
   Net Appreciation (Depreciation)
     in Current Value of Investments       (1,609,891)         (1,395,693)           (118,455)
1,059,369                                    (448,236)          (2,512,906)

 Contributions:
                 Company                                               4,285,932
4,285,932
   Participants                                                   517,202           4,935,261
2,719,043                                    8,171,506

 Allocation of Montana Power Company
     Stock  to  Participants  (Note 1)           4,345,391           (4,345,391)
0

         Transfers        from        Other        Funds                  70,847
351,123                                    2,481,279                     451,753
      3,355,002

          Total     Additions                  5,775,153               1,428,369
1,255,285                                 12,689,769                   5,057,112
630,324                           26,836,012

 Participants' Withdrawals at Current
    Value:
            Cash                                                         124,057
1,729,309                         1,570,107                      3,423,473
   The Montana Power Company Stock -
                  99,971             Shares                            2,391,830
333,569                            2,725,399

 Transfers to Other Funds            70,847                       458,089             428,712
2,397,354                                    3,355,002

 Note Payable, Interest
         Payments     (Note     5)                                     3,264,175
                                   3,264,175

          Total     Deductions                 2,462,677               3,264,175
582,146                                    2,158,021                   3,967,461
333,569                           12,768,049

         Net    Increase    (Decrease)         3,312,476             (1,835,806)
673,139                                   10,531,748                   1,089,651
296,755                           14,067,963

 Net Assets Available for Benefits:
       Beginning    of    Year                54,753,587               6,129,029
4,180,517                                 39,845,365                  32,578,554
 17,744,394                      155,231,446

    End  of  Year                   $58,066,063          $  4,293,223          $
4,853,656                                $50,377,113                 $33,668,205
$18,041,149                     $169,299,409

                                      -17-
NOTE 3 - Financial Statements for the Master Trust (Continued):

Net Increase (Decrease) in Current Value of Investments
The following table sets forth the net increase (decrease) in the current value of Master Trust investments for the three years ended December 31, 1995. Unrealized appreciation or depreciation recognized in prior years on investments sold is removed from unrealized appreciation or depreciation in the year of the sale as it is reflected in the realized gain or loss amounts in the year of the sale in this table. Cost of securities sold is determined on the basis of average cost. Withdrawals from the Company Stock and ESOP Funds are paid in shares and the realized gain or loss is determined as the difference between average cost and market value.

                                        Year Ended December 31, 1995


                                Company                Common       ESOP
                              Stock Fund              Bond Fund
Stock Fund                       Fund
Unrealized Appreciation of
  Plan Investments:

   Beginning of Year         $ 11,936,911           $   (162,273)     $
2,021,319                    $  2,349,581

   End of Year                  9,975,592                261,434
14,291,649                      1,962,260

     Net Unrealized
     Appreciation/
      (Depreciation)           (1,961,319)               423,707
12,270,330                       (387,321)

 Unrealized Gain/(Loss) of
   Security Disbursements
   Less Receipts                  460,697
120,567

 Realized Gain                      6,740                 93,038
4,594,834                             823

   Net Increase (Decrease)
     in Current Value        $ (1,493,882)          $    516,745 $
16,865,164                   $   (265,931)

                                   -18-
NOTE 3 - Financial Statements for the Master Trust (Continued):

                                           Year Ended December 31, 1994


                               Company                 Common       ESOP
                              Stock Fund              Bond Fund
Stock Fund                       Fund
Unrealized Appreciation of
 Plan Investments:

   Beginning of Year         $ 22,395,126           $     26,441      $
4,918,189                    $  4,289,579

   End of Year                 11,936,911               (162,273)
2,021,319                       2,349,581

     Net Unrealized
     Appreciation/
      (Depreciation)          (10,458,215)              (188,714)
(2,896,870)                    (1,939,998)

 Unrealized Gain/Loss of
   Security Disbursements
   Less Receipts                  182,475

 Realized Gain                      1,294               (232,783)
 2,955,939                            648

   Net Increase (Decrease)
     in Current Value        $(10,274,446)          $   (421,497)     $
59,069                       $ (1,939,350)



                                           Year Ended December 31, 1993


                               Company                 Common     ESOP
                              Stock Fund              Bond Fund
Stock Fund                       Fund

Unrealized Appreciation of
 Plan Investments:

   Beginning of Year         $ 26,242,486           $    144,896      $
3,858,820                    $  4,737,815

   End of Year                 22,395,126                 26,441
4,918,189                       4,289,579

     Net Unrealized
     Appreciation/
      (Depreciation)           (3,847,360)              (118,455)
1,059,369                        (448,236)

 Unrealized Gain/(Loss) of
   Security Disbursements
   Less Receipts                  841,776

 Realized Gain                     11,523                261,685
 2,999,414                          1,413

   Net Increase (Decrease)
     in Current Value        $ (2,994,061)          $    143,230      $
4,058,783                    $   (446,823)

                                   -19-
NOTE 4 - Tax Status:

The Plan, as amended to comply with the ERISA, has received a determination letter from the Internal Revenue Service (IRS) that the Plan is qualified under Internal Revenue Code Section 401(a) and the trust is exempt from taxation under Section 501(a).


NOTE 5 - Plan Leveraging and Notes Payable:

On   January   22,   1990,   the  Company  borrowed   $40,000,000   at   an
interest   rate  of  9.2  percent  to  be  repaid  in  equal   installments
over   15   years.   The  proceeds  of  this  loan  were  lent  on  similar
terms   to   the   Trust   which  purchased   1,922,297   shares   of   the
Company's common stock on the open market. The stock will be used to fund the Company's future matching requirements under the Deferred Savings portion of the Trust. The shares purchased by the Trust will be allocated to participants in equal quarterly amounts over the 15-year term of the loan. Debt principal and interest payments are made quarterly utilizing Company contributions received under the Trust, plus dividends paid on the unallocated shares purchased by the Trust.

On December 31, 1995, 1,183,926 shares remained unallocated.

Principal payments for 1995, 1994, and 1993 totaled $2,014,004, $1,838,899, and $1,640,400 respectively. The principal payments paid by the Plan do not affect net assets of the trust. Such payments reduce both Trust assets and liabilities by an identical amount.

The Trust is required to make the following principal payments to the Company on its note payable as follows:

                        1996         2,205,783
                        1997         2,415,825
                        1998         2,645,866
                        1999         2,897,814
                        2000         3,173,751
                        Thereafter  17,226,904

Interest   expense  for  the  Trust  for  1995,  1994  and   1993   totaled
$2,882,866,    $3,062,000    and   $3,264,175    respectively;    including
accrued interest of $703,016, $749,339 and $791,633 respectively.
                              -20-
NOTE 6 - Significant Investments of the Master Trust:

At   December   31,   1995,  investments  representing  five   percent   or
more of the Plan's net assets are as follows:


                        Description
Current Value

     The Montana Power Company Common Stock         $  90,290,718
                              -21-

Pursuant to the requirements of the Securities Exchange Act of 1934, The Montana Power Company Retirement Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                             THE MONTANA POWER COMPANY DEFERRED
                             SAVINGS AND EMPLOYEE STOCK
                             OWNERSHIP PLAN



Date:        June       27,      1996             By       JERROLD       P.
PEDERSON___________________
                               Jerrold P. Pederson
                                  Vice    President   -   Chief   Financial
Officer
                              -22-
                   Consent of Independent Accountants



We   hereby   consent   to   the  incorporation   by   reference   in   the
Registration   Statements  on  Form  S-8  (No.s  33-24952  and   33-28096)
of The Montana Power Company of our report dated March 31, 1996 appearing on page 4 of this Form 11-K relating to The Montana Power Company Deferred Savings and Employee Stock Ownership Plan.



PRICE WATERHOUSE LLP

Portland, Oregon
June 27, 1996
                              -23-
R:\600\EDGMPC1.DOC